Mail Stop 4561

May 22, 2007

Alvin Estevez
Chief Executive Officer
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902

> **Re:** **Enigma Software Group, Inc.**
> **Amendment No. 5 to Form SB-2**
> **Filed on May 1, 2007**
> **File No. 333-136005**
>
> **Form 10-KSB/A for fiscal year ended December 31, 2006**
> **Form 10-QSB for the period ended March 31, 2007**
> **File No. 0-50561**

Dear Mr. Estevez:

We have reviewed your amended filings and have the following comments.

General

1. Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

Executive Compensation, page 36

2. Please refer to prior comment 3 of our letter dated April 18, 2007. Please revise to disclose the specific information regarding Mr. Scarlata provided in your response.

Form 10-KSB/A for the fiscal year ended December 31, 2006

3. We reissue in part prior comment 7 of our letter dated April 18, 2007. Please amend the filing to provide a conclusion of management as to whether the company's disclosure controls and procedures were or were not effective for the period ended December 31, 2006. While you discuss existing material

weaknesses, you do not state that the company's disclosure controls and procedures were not effective.

4. It is unclear from your disclosure whether the material weakness regarding the design and maintenance of adequate controls has been effectively addressed and eliminated. While we note your disclosure that the misstatements resulting from the material weakness were corrected in the restated financial statements, the disclosure regarding the status of the material weakness is ambiguous. That is, it is unclear whether at December 31, 2006 you had two existing material weaknesses – design and maintenance of adequate controls and limited segregation of duties – or just one – limited segregation of duties. To the extent you have eliminated the material weakness relating to design and maintenance of adequate controls, this should be explicitly stated. Moreover, please clarify whether the changes to internal control over financial reporting, i.e., receipt of counsel from your independent public accountants and the review of literature by the company and CFO, relate specifically to the design and maintenance of adequate controls.

5. Please refer to prior comment 8 of our letter dated April 18, 2007. Please include an affirmative statement that there were changes in your internal control over financial reporting during the fourth quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for the period ended March 31, 2007

6. We reissue prior comment 13 of our letter dated February 28, 2007. The disclosure in this section relates to material changes that occurred "during the small business issuer's last fiscal quarter." See Item 308(c) of Regulation S-B. You state that there were no changes in your internal controls over financial reporting "that could have significantly affected those controls subsequent to the date of the evaluation referred to in the previous paragraph" (emphasis added). Please revise this statement to indicate that there were no changes during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting, and delete all references to "significant" changes occurring "subsequent to the date of the evaluation."

As appropriate, please amend your registration statement and other filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

                      Sincerely,

                      Mark P. Shuman
                      Branch Chief – Legal

cc: <u>Via facsimile: 212-536-3901</u>
          Uche D. Ndumele, Esq.
          Kirkpatrick & Lockhart Nicholson Graham